February  18, 2010
BY EDGAR CORRESPONDENCE
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Shaw Group Inc. Form 10-K for the Fiscal Year ended August 31, 2009 Filed October 30, 2009 Form 10-Q for the Fiscal Quarter ended November 30, 2009 File No. 1-12227
Dear Mr. O’Brien:
This letter responds to your January 25, 2010, comment letter to J. M. Bernhard, Jr., Chief Executive Officer of The Shaw Group Inc. (the “Company”), relating to the filings referenced above (the “Comment Letter”). Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.
1.	We note 2009 news articles discussing a management consulting contract project by a unit of Stone & Webster for the Pars LNG Co. joint venture in Iran; 2006 news articles discussing that Stone & Webster technology was to be used by Iran’s National Petrochemical Co. in an olefins plant in Iran; a 2005 news article discussing Stone & Webster’s joint bid with Iran’s Namvaran Consulting for an olefin project run by Iran’s National Petrochemical Co.; a 2006 news article discussing an employee who worked for you in the Middle East and Cuba; and earlier news articles discussing your contract for work on a power plant in Syria.
Iran, Syria, Sudan and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, Sudan or Cuba. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, distributors or other direct or indirect arrangements. Your response should describe any services, products, components or technology you have provided to those countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:
The Company is not aware of any direct or indirect contacts with Sudan or Cuba within the past ten years. Set forth below are all direct and indirect contacts within this period with Syria or Iran of which the Company is aware, none of which involved U.S. employees. The Company believes that, for the reasons discussed in response to Comment No. 2, these contacts are immaterial and do not constitute a material investment risk for the Company’s securityholders. Further, neither the Company nor any of its subsidiaries will pursue or accept additional engagements in or with Sudan, Cuba, Syria or Iran (collectively, the “Identified Countries”) while they are subject to U.S. economic sanctions.
Sudan and Cuba
The Company has not, directly or indirectly, had any contacts with Sudan or Cuba within the past ten years, and will not seek or conduct business in or have any other contacts with Sudan or Cuba while they are subject to U.S. economic sanctions. The Company notes that a 2006 news article referenced in the Comment Letter suggested that a Company employee visited Cuba on the Company’s behalf. The Company was aware the former employee traveled to Cuba and paid him less than $700.00 for the U.S. portion of his travel and certain expenses. The former employee confirmed that he did not solicit business for the Company while in Cuba and that he traveled with a Florida based organization on a U.S. government authorized trip.
Syria
Shaw Consultants International Limited, formerly known as Stone & Webster Consultants Limited (“Shaw Consultants UK”), is a subsidiary of the Company incorporated and based in the United Kingdom. In 2004, Shaw Consultants UK sold to an unaffiliated company, the business unit that provided the services described below and the personnel involved in the project described below are no longer employed by the Company. To the best of the Company’s knowledge, the Shaw Consultants UK business unit had an agreement with the Public Establishment for Generation and Transmission of Electricity (“PEGTE”) which involved providing software and related support for electrical distribution systems. Shaw Consultants UK understands that PEGTE is incorporated in Syria and is state-owned. Shaw Consultants UK received approximately $190,000 in revenues for its services, which commenced in 2001 and were completed in 2003.
The Company is not aware of any other contacts, direct or indirect, with Syria within the past ten years and will not seek or conduct business in or have any other contacts with Syria while it is subject to U.S. economic sanctions. The Company notes that the news article referenced in the Comment Letter about a contract for work on a power plant in Syria related to a contract entered into in 1995 and concluded in 1997.
Iran
Within the past ten years, two non-U.S. subsidiaries of the Company incorporated and based in the United Kingdom have had the contacts with Iran described below. One subsidiary, Shaw Consultants UK had contacts with Iran consisting of providing advisory services to a European bank and a member of the United Arab Emirates. The other subsidiary is Shaw Energy & Chemicals Limited, formerly known as Stone & Webster Limited (“Shaw E&C UK”), which provides engineering and procurement services for international refinery, chemical and gas processing projects. In bidding for and undertaking business in construction and construction management in Iran, Shaw E&C UK entered into consortium or similar agreements with one or more Iranian partners, and the consortium would then jointly bid to provide services.

Shaw E&C UK’s involvement in the Ilam olefins project discussed below is the only ongoing work in Iran by any Company subsidiary and Shaw E&C UK’s work on this project has been substantially completed. Except for certain collection efforts and completing the remaining work on the Ilam olefins project, the Company (including the two UK subsidiaries) will not seek or conduct any business in Iran or have any other contacts with Iran while it is subject to U.S. economic sanctions.
Ilam Olefins Project
In 2005, Shaw E&C UK entered into four separate bidding agreements with Iranian partners in connection with bids to provide services relating to an Ilam Petrochemical Company olefins (ethylene) plant to be located in Iran. Ethylene and other very basic and common petrochemicals are widely available in Iran and other countries and do not have any specialized military or similar use. Shaw E&C UK’s bidding partners under those agreements were Bina Consulting Engineers, Namvaran Consulting Engineering Company (“Namvaran”), Chagalesh Consulting Engineers and Petrochemical Industries Design and Engineering Company. Shaw E&C UK understands that each of Bina Consulting Engineers, Chagalesh Consulting Engineers, Petrochemical Industries Design and Engineering Company and Namvaran is incorporated in Iran and privately held. The consortium involving Bina Consulting Engineers was the successful bidder.
In 2006, Shaw E&C UK entered into a Technology and Services Agreement with Bina Consulting Engineers (the “Ilam TSA”) pursuant to which Shaw E&C UK agreed to grant Bina Consulting Engineers certain rights with respect to (i) technical engineering information, process data, product specification designs and other information relevant to the design and operation of the olefins plant, (ii) a basic engineering package to enable Bina Consulting Engineers to prepare the detailed design for the plant, and (iii) design liaison, training, pre-commissioning, commissioning, start-up and performance testing advisory services relating to the plant. Shaw E&C UK understands that Ilam Petrochemical Company is a subsidiary of the National Petrochemical Company (“NPC”) and that NPC is incorporated in Iran and is state-owned. The Company notes that the 2005 news article referenced in the Comment Letter alluded to this project.
In 2006, Shaw E&C UK and Bina Consulting Engineers also entered into a Procurement Management Services Agreement pursuant to which Shaw E&C UK agreed to (i) provide procurement management services including inspection, expediting and warranty management to enable Bina Consulting Engineers to purchase burners, radiant coils, steam systems, quench exchangers, and other equipment commonly used in an olefins plant, and (ii) inspect the furnaces at the time of their mechanical completion.
In 2006, Shaw E&C UK, Bina Consulting Engineers, and Ilam Petrochemical Company entered into amendments to both agreements pursuant to which payments due to Shaw E&C UK are to be made by Ilam Petrochemical Company rather than Bina Consulting Engineers.
Shaw E&C UK has substantially completed its work on this project and to date has received approximately $21.6 million in related revenues. Shaw E&C UK estimates that the remaining work it is contractually obligated to perform in connection with the project may be largely completed in approximately 12 months, although final tasks likely will not be completed until 2014.

All of the remaining work depends on the ability of Ilam Petrochemical Company to make timely payments due to Shaw E&C UK. The Company estimates the additional revenue Shaw E&C UK may receive under the agreements is approximately $8.2 million for the balance of the contractual obligations. As noted above, the Company will not pursue additional work in Iran and has previously declined to execute increases in its scope of work associated with this project.
Abadan Refinery Project
In 2002 Shaw E&C UK in a consortium with Oil Industries’ Engineering and Construction Co., entered into an agreement with Abadan Oil Refining Company (“Abadan”) to provide a feasibility study and basic design services to revamp the fluid catalytic cracking unit, alkylation unit, acid plant and isomerization unit of the Abadan Refinery located in Iran. Shaw E&C UK understands that Oil Industries’ Engineering and Construction Co. is incorporated in Iran and was privately controlled and managed at that time. According to its website, it is now predominately state-owned. Shaw E&C UK understands that Abadan is incorporated in Iran and is and was state-owned.
Shaw E&C UK’s services involved evaluating existing obsolete process units, designing new and replacement process units, arranging the licensing of refining related technologies by a third party, and integrating equipment supplied by third parties into the project design. Shaw E&C UK received approximately $9.3 million in revenues from February 2002 to August 2005, when Shaw E&C UK fulfilled its contractual obligations. Shaw E&C UK is owed $600,000 for its work on the project, for which Shaw E&C UK continues to seek payment but which has been fully reserved for financial reporting purposes.
Arya Sasol Project
In 2003 Shaw E&C UK, in a consortium with Aria Pishro Gharn Company, entered into an agreement with Arya Sasol Polymer Company to provide project management services for an olefins complex in Iran. Arya Sasol Polymer Company is a joint venture between NPC and Sasol Limited, a state-owned South African oil company. Shaw E&C UK understands that Aria Pishro Gharn Company is incorporated in Iran and is privately held. Shaw E&C UK’s services were provided by four of its UK-national employees who worked together with personnel from its consortium partner in an integrated project management team in Iran to administer engineering, procurement and construction services. Shaw E&C UK received approximately $350,000 in revenues under the agreement, which was terminated by Shaw E&C UK in 2004.
Arvand Project
In 2004 Shaw E&C UK, in a consortium with Aria Pishro Gharn Company, entered into an agreement to provide project management services to Arvand Petrochemical Company in connection with a polyvinylchloride complex in Iran. Shaw E&C UK understands that Arvand Petrochemical Company is incorporated in Iran and is a subsidiary of NPC. Shaw E&C UK’s services were provided by one UK-national employee who worked together with personnel from its consortium partner in an integrated project management team in Iran to administer engineering, procurement and construction services. Shaw E&C UK received approximately $78,000 in revenues in connection with the project and terminated its involvement in 2005.

Joint Bid with Namvaran
In 2004, Shaw E&C UK entered into a memorandum of understanding with Namvaran pursuant to which Shaw E&C UK and Namvaran agreed to cooperate in bidding for a contract to provide certain services for an olefins plant of NPC to be located in Iran. The bid, which was mentioned in the 2005 news article referenced in the Comment Letter, was unsuccessful.
Ras Al Khaimah Feasibility Study
In 2005, Shaw Consultants UK entered into a letter agreement with the Government of Ras Al Khaimah, a member of the United Arab Emirates, to provide a feasibility study to Ras Al Khaimah’s Investment Development Office for the potential joint venture development by Ras Al Khaimah and the National Petrochemical Company International Limited (“NPCI”) of ethylene and polyethylene facilities in Iran and a monoethylene glycol facility in Ras Al Khaimah. These projects ultimately were not undertaken. Shaw Consultants UK understands that NPCI is incorporated in Iran and is state-owned. Shaw Consultants UK’s services included visiting NPCI offices and the proposed project site, reviewing existing relevant data held in NPCI offices and preparing a visit report for Ras Al Khaimah. Shaw E&C UK completed its work in 2006 and received a total of approximately $230,000 in revenues from 2005 to 2007.
South Pars Liquefied Natural Gas Due Diligence Services
In 2005, Shaw Consultants UK entered into an Advisory Services Agreement with BNP Paribas (“BNP”) and Pars LNG Ltd. pursuant to which Shaw Consultants UK agreed to evaluate the viability of a liquefied natural gas process train, related facilities and equipment to be constructed in Iran by Pars LNG Ltd. BNP requested the evaluation in connection with its interest in potentially arranging financing for the project. Shaw Consultants UK understands that Pars LNG Ltd. is incorporated in Iran and, at the time of the agreement, was controlled by the partially state-owned National Iranian Oil Company. In providing its services, Shaw Consultants UK did not make any visits to Iran. Shaw Consultants UK completed its work in 2007 and received approximately $175,000 in revenues.
The Company notes that this project was mentioned in a 2009 news article referenced in the Comment Letter. According to Shaw Consultants UK, that article overstated its limited due diligence role.
Other Contacts
Until 2006, Shaw E&C UK employed a UK-national sales manager who visited Iran to seek business opportunities, a practice supported by the United Kingdom’s Export Credit Guarantee Department which at the time provided export credit insurance for UK companies to undertake projects in Iran. Since 2006, Shaw E&C UK sales managers have not and will not seek Iranian business opportunities. Other than as described above, the Company is not aware of any agreements to bid for or perform services in Iran resulting from the marketing efforts of the former sales manager.
2.	Please discuss the materiality of any contacts with Iran, Syria, Sudan or Cuba described in response to our prior comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amount of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan or Cuba.
Response:
The Company believes that the contacts with the Identified Countries described in response to Comment No. 1 are immaterial, do not constitute a material investment risk for the Company’s securityholders and, accordingly, do not warrant disclosure in the filings referenced. In assessing materiality, the Company considered whether there is a substantial likelihood that the information would be viewed by a reasonable investor as significantly altering the total mix of information available about the Company and its securities. In this process, the Company considered both quantitative and qualitative factors, including the potential impact of disclosure on the Company’s reputation and investor sentiment.
During the past three fiscal years, the Company’s revenues, assets and liabilities associated with its business in the Identified Countries (namely Iran, which is the only Identified Country in which the Company, through non-U.S. subsidiaries, conducted business within the past three fiscal years) and the percentages these items represented of the Company’s consolidated revenues, assets and liabilities were as follows:

	Fiscal Year
	2009		2008		2007
	From Iran	% of	From Iran	% of	From Iran	% of
($ in millions)	Contracts	Total	Contracts	Total	Contracts	Total
Revenues	$4.6	0.1%	$3.0	0.0%	$12.5	0.2%
Assets	—	—	—	—	—	—
Liabilities	$1.5	0.0%	$3.1	0.1%	$2.7	0.1%
Further, the Company estimates the potential additional revenue that may be received in connection with the only remaining Iran project (Ilam) is approximately $8.2 million and is dependent on the client’s willingness and ability to pay. Based on these measures, the Company believes that the business activities of its non-U.S. subsidiaries in the Identified Countries are immaterial from a quantitative perspective.
The Company also believes that the business activities of its non-U.S. subsidiaries in the Identified Countries during the past ten years are not material from a qualitative perspective. In this regard, the Company has taken the following into consideration:
•	only non-U.S. subsidiaries of the Company have had contacts in or with the Identified Countries and these contacts comply with U.S. sanctions and U.S. export control laws (in particular, no products, services, components or technology of U.S. origin were provided to the Identified Countries nor were U.S. nationals or U.S. entities involved);

•	the business conducted by the Company’s non-U.S. subsidiaries in the Identified Countries has primarily related to the production of ethylene and other very basic and common petrochemicals that are widely available in these countries and do not have any specialized military or similar use;
•	no Company subsidiaries have contracted for any further work in any of the Identified Countries since 2006 and, as noted above, the work is substantially completed; and
•	the Company and its subsidiaries will not seek or conduct any new business in any of the Identified Countries while they are subject to U.S. economic sanctions.
The Company’s assessment of quantitative and qualitative factors also took into consideration the views of the Staff set out in Staff Accounting Bulletin No. 99 — “Materiality” and in particular concluded that, during the past three fiscal years, the financial impact of the agreements in the Identified Countries: (i) did not mask a change in earnings or other trends, (ii) was not expected to materially impact analysts’ expectations, (iii) did not change a loss into income or vice versa, and (iv) had no material effect on management’s compensation.
The Company is aware that certain U.S. investors may be subject to investment limitations imposed by State laws or policies with regard to investment in companies that do business with the Identified Countries, and that some other investors may also choose to make their investment decisions, in whole or in part, on this basis. The Company is not aware of any investor inquiries within at least the past two years concerning whether the Company is doing business in any of the Identified Countries. Moreover, the Company is not aware of any investors choosing to divest their interest in the Company based on the news articles referenced in the Comment Letter.
3.	Please tell us the nature and amount of any payments made by you or your subsidiaries to the governments of Iran, Syria, Sudan and Cuba, or to entities controlled by those governments, during the past three fiscal [years]. Your response should include information regarding both cash payments and payments in kind.
Response:
To the best of its knowledge, the Company has not, directly or through subsidiaries, made any payments to the governments of any of the Identified Countries or to entities controlled by those governments in the past three fiscal years. The Company notes, however, that amounts paid to Shaw E&C UK in connection with the Ilam olefins project discussed above are to be net of all Iranian taxes, levies, and assessments (if any) applicable to Shaw E&C UK. Any such obligations are paid by Bina Consulting Engineers to the relevant Iranian government entities.
* * * * *

If you have any questions regarding this letter, please contact the undersigned at (225) 987-2502.

Very truly yours, John Donofrio Executive Vice President, General Counsel & Corporate Secretary The Shaw Group Inc.

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
Jennifer Hardy, Special Counsel, Office of Global Security Risk, Division of Corporation Finance
J.M. Bernhard, Jr., Chairman, Chief Executive Officer and President, The Shaw Group Inc.
Ellen J. Odoner, Weil, Gotshal & Manges LLP
P.J. Himelfarb, Weil, Gotshal & Manges LLP
Dennis Whalen, KPMG